Exhibit 21.1
AMAZON.COM, INC.
LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned
Amazon Services LLC	Nevada	100%
Amazon Digital Services LLC	Delaware	100%
Amazon.com Services, Inc.	Delaware	100%
Amazon.com Sales, Inc.	Delaware	100%
Amazon Technologies, Inc.	Nevada	100%